Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Willbros Group, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-18421, 333-53748, 333-74290, 333-135543 and 333-139353) on Form S-8 and (Nos. 333-96201, 333-63096, and 333-15963) on Form S-3 of Willbros Group, Inc. of our report dated November 21, 2005, before the effects of the adjustments to retrospectively apply the change in accounting related to the discontinued operations as described in Note 2 and the change in reportable operating segments as described in Note 12, with respect to the consolidated statement of operations, stockholders’ equity and comprehensive income (loss), and cash flow of Willbros Group, Inc. for the year ended December 31, 2004, and the related financial statement schedule, which report appears in the October 16, 2007 Current Report on Form 8-K of Willbros Group, Inc.
/s/ KPMG LLP
Houston, Texas
October 15, 2007